FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 28, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES CONTROLLING SHAREHOLDER
CONSIDERING SALE OF UP TO 5% OF COMPANY'S CAPITAL

Netanya, Israel – June 28, 2011– Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that Discount Investment Corporation Ltd., or DIC, has announced it is considering selling up to 5% of the Company's issued share capital. In connection with such possible sale, DIC has clarified that it is the controlling shareholder of the Company and that sales of a few additional percentages of holdings in the Company by DIC, if they occur in the foreseeable future, are not expected by themselves to change DIC's status as the Company's controlling and large shareholder. DIC noted that if such sales are made, they will be publicly reported (as required by the securities laws). DIC further noted, among other things, it is considering approaching soon the Israeli Securities Authority, in order to examine the effect of certain possible changes to the Company's bylaws, which may increase the effective power of the Company's public shareholders, combined with sale of part of DIC's shareholdings in the Company, on DIC's ability to cease consolidating the Company's financial reports in its financial reports.
DIC pointed out that at this stage, no changes to the Company's bylaws were formulated and there is no certainty that DIC will elect to initiate such changes or will sell any additional parts of its shareholdings in the Company and it may also elect to increase its investment in the Company in the future.

For additional details see the Company's annual report on Form 20-F for the year ended December 31, 2010, under "Item 7 - Major Shareholders and Related Party Transactions".

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.395 million subscribers (as at March 31, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel& US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	June 28, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel